Exhibit 99.1

SYLA Technologies Announces Interim Dividend of ¥100 per Share

TOKYO, Aug. 20, 2024 (GLOBE NEWSWIRE) — SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, announced that its Board of Directors meeting on August 16, 2024, resolved that the Company will pay an interim dividend of ¥100 per common share (equivalent to $0.68 per share at August 20 exchange rate of $1.00 = ¥146.47; 1 share = 100 ADRs) with a record date for ADR holders of June 30, 2024, to shareholders.

Overview of the Interim Dividend for the Fiscal Year Ending December 31, 2024

	FY2024 Interim Dividend	FY2023 Interim Dividend
Record Date	June 30, 2024	September 11, 2023
Dividend per Share	Interim dividend ¥100.00	Interim dividend ¥70.00
Total Dividend	¥26,554,300	¥18,069,870
Effective Date	September 30, 2024	September 29, 2023

Note: Dividends, if any, will be declared by the Company’s Board of Directors, in its sole discretion. There can be no assurance that a dividend will be declared, regardless of the Company’s Full Year 2024 performance and results of operations, or that a dividend, if declared, will be in a certain amount.

The year-end dividend forecast is ¥180 per share.

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on May 15, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact:

Gateway Group, Inc.

John Yi and Steven Shinmachi

SYLA@gateway-grp.com

(949) 574-3860

SYLA Technologies Company Contact

Takeshi Fuchiwaki

Director, Chief Growth Officer

irpr@syla.jp